[IMPERIAL CAPITAL BANCORP, INC. LETTERHEAD]

September 21, 2007

VIA EDGAR

Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Imperial Capital Bancorp, Inc. (formerly ITLA Capital Corporation) Form 10-K for the fiscal year ended December 31, 2006 Response Filed August 16, 2007 File No. 1-33199

Dear Mr. Pande:

This letter responds to the comments raised in your letter dated September 11, 2007 regarding the Annual Report on Form 10-K of Imperial Capital Bancorp, Inc. (formerly ITLA Capital Corporation) ("we" or the "Company") for the fiscal year ended December 31, 2006 filed on March 16, 2007. Your comments are detailed in pertinent part below in bold and are immediately followed by our response to each respective inquiry.

  Loss Rates (Allowance for Loan Losses)
  How you determined the loss rates attributable to multi-family loans, including your consideration of known risk factors that are used to adjust historical loss rates?

  Loss factors for multi-family loans, and all other categories of loans, are evaluated on a quarterly basis and are primarily determined based on historical loss experience. Loss factors associated with historical loss experience are determined based on a rolling migration analysis of each loan category within our portfolio. This migration analysis estimates loss factors based on the performance of each loan category over a five year time period. These loss factors are then adjusted for other identifiable risks specifically related to each loan category or risk grade. We utilize our Market and Economic Report, which we prepare on a quarterly basis, to evaluate and identify the economic and real estate related trends within each regional market that we operate. In addition to the information gathered from this report, we also typically consider other risk factors, such as specific risks within a loan category, peer analysis reports, and any other relevant trends or data, in determining any necessary adjustments to our historical loss factors. To the extent that known risks or trends exist, the loss factors are adjusted accordingly, and incorporated into our assessment of the adequacy of our allowance for loan loss (ALL). It should also be noted that these adjustments are highly judgmental and require estimates that are based on the existing data and the experience of our management.

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Ms. Amit Pande
Securities and Exchange Commission
September 21, 2007

  How your loss rates compared to your peers during the periods presented in the financial statements?

  We do not have available peer data with respect to specific loss rates attributed to multi-family loans, however, in connection with our peer analysis, we compare our loss ratio (defined as annual charge-offs to average loans) to two peer groups. The first peer group is defined by management and consists of eight regional banks with characteristics believed to be similar to our Bank. The second peer group is defined by an FDIC peer group data report obtained through the Uniform Bank Performance Report. As compared to both peer groups during the periods presented in our financial statements, our loss ratios were below that of our peers, with exception of one period when our loss ratio exceeded the management defined peer group. This exception was primarily caused by a charge-off incurred within our entertainment finance portfolio during 2006. Excluding this charge-off, our loss ratio would have been over 10% lower than both peer groups during that period. The following table details these ratios for the periods presented in the financial statements:

	12/31/2006	12/31/2005	12/31/2004
Loss Ratio
Imperial Capital Bank	0.10%	0.09%	0.16%
Bank Peer Group	0.06%	0.14%	0.20%
FDIC Peer Group	0.16%	0.16%	0.18%

  Whether there has been a declining trend in the loss rates attributable to this category of loans and if so, the reasons for the decline?
  How the increase in multi-family loans specifically impacted the decrease in your ratio of ALL allocated to real estate loans as a percentage of loans outstanding?

  During the periods presented in our financial statements, there has not been a declining trend within our multi-family loan portfolio however the loss rates of this category have historically been below the loss rates experienced within our commercial real estate portfolio. For the years ended December 31, 2006, 2005 and 2004, the loss factors used in our ALL calculation for our multi-family real estate loans were 0.35%, 0.41% and 0.34%, respectively. During the same period, the loss factors for our commercial real estate loan portfolio were 1.41%, 1.94% and 1.21%, respectively. As a result of the significantly lower loss factors for our multi-family loans as compared to our commercial real estate loans, and because multi-family loans have increased as a percentage of total real estate loans, our ratio of ALL to real estate loans has trended down during the periods presented. During the periods presented in our financial statements, multi-family loans have grown from 51.67% of our real estate loan portfolio, or $812 million, as of December 31, 2004, to 64.47%, or $1.9 billion, as of December 31, 2006.

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Ms. Amit Pande
Securities and Exchange Commission
September 21, 2007

  Geographic Diversification
  The direction of risk levels in multi-family real estate lending in California during the periods presented in the financial statements, and if increasing, how geographic diversification alone has mitigated all the risk associated with California multi-family real estate lending and resulted in a continuing decline in overall risk associated with multi-family real estate lending?

  California has typically represented a higher lever of risk as compared to other regions in the United States due primarily to higher valuations and capitalization rates afforded properties in the state. During the periods presented in our financial statements, we did not identify a significant increase in risk levels in California real estate markets relative to other regions throughout the country. While we don't believe that geographic diversification has mitigated all of the risks associated with the California multi-family real estate market, it's been our experience that diversification within our lending portfolio, whether it be geographic, product or otherwise, has contributed to reducing the overall risk levels by spreading risk over a broader spectrum of products or regions. This diversification has allowed us to mitigate the risk that regionally based economic downturns or other events specifically impacting an individual product type will not affect the remainder of the loan portfolio.

  How you determine loss rates and risk levels attributable to multi-family real estate loans in markets outside of California?

  The process to determine loss rates and risks levels related to multi-family loans outside of California is consistent with our evaluation of multi-family loans in California, as well as other lending products within our loan portfolio. Loss factors for multi-family loans outside of California are evaluated on a quarterly basis and are primarily determined based on historical loss experience. Loss factors associated with historical loss experience are determined based on a rolling migration analysis of each loan category within our portfolio. This migration analysis estimates anticipated loss factors based on the performance of each loan category over a five year time period. These loss factors are then adjusted for other identifiable risks specifically related to each loan category or risk grade. We utilize our Market and Economic Report, which we prepare on a quarterly basis, to evaluate and identify the economic and real estate related trends within each regional market that we operate. In addition to the information gathered from this report, we also typically consider other risk factors, such as concentrations of risk within the loan portfolio, peer analysis reports, and any other relevant trends or data, in determining any necessary adjustments to our historical loss factors. To the extent that known risks or trends exist, the loss factors are adjusted accordingly, and incorporated into our assessment of the ALL.
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Ms. Amit Pande
Securities and Exchange Commission
September 21, 2007

While we believe that the key factors impacting the allowance are discussed within the Form 10-K, we concur that providing a more robust discussion within our MD&A regarding the factors impacting our ALL would be helpful for the readers of our Form 10-K. On a prospective basis, we will expand our MD&A to discuss such matters.

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response letter, please do not hesitate to call me at (858) 551-0511.

Sincerely, /s/ Timothy Doyle Timothy Doyle Executive Managing Director and Chief Financial Officer

cc:	Babette Cooper, Division of Corporation Finance Keith Lupton, Ernst & Young, LLP Dave M. Muchnikoff, P.C., Silver, Freedman & Taff, L.L.P.